Special General Meeting of Shareholders of Cellect Biotechnology Ltd.

Date: September 19, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Special General Meeting of Shareholders:

	For	Against	Abstain
1. Approval of the Agreement and Plan of Merger and Reorganization, dated March 24, 2021 (the "Merger Agreement") pursuant to which CellMSC, Inc., a wholly-owned subsidiary of Cellect Biotechnology Ltd. (the "Company"), will merge with and into Quoin Pharmaceuticals, Inc. ("Quoin"), with Quoin surviving as a wholly-owned subsidiary of Cellect (the "Merger").	☐	☐	☐
2. To approve the Escrow Agreement between The Bank of New York Mellon ("BONY"), the Company and Dr. Michael Myers, as the representative of the parties listed on Exhibit A attached thereto.	☐	☐	☐
3. To approve the Company's purchase of a "run-off" directors' and officers' liability insurance policy for a period of seven years following the effective time of the Merger.	☐	☐	☐
4. To approve the Letter of Agreement between the Company and Dr. Shai Yarkoni, pursuant to which Dr. Yarkoni may be entitled to receive a bonus of up to 40% of the amount of (a) any dividend payment distributed by EnCellX or (b) the consideration received by shareholders of EnCellX upon a sale of EnCellX.	☐	☐	☐
5. To approve the Securities Purchase Agreement (the "Purchase Agreement") between the Company, Quoin and Altium Growth Fund, LP (the "Investor") in connection with Quoin's committed equity funding of $25.25 from the Investor (the "Equity Financing") including the issuance of Company's securities in accordance with the terms of the Purchase Agreement and the related escrow agreement between BONY, the Company, Quoin and the Investor.	☐	☐	☐
6. To approve the sale of Cellect Biotherapeutics Ltd. (the Company's "Subsidiary") in accordance with the terms of that certain Amended and Restated Share Transfer Agreement, by and between the Company and EnCellX (the "Share Transfer").	☐	☐	☐
7. To approve the Contingent Value Rights Agreement with Mr. Eyal Leibovitz as the Representative thereunder and Computershare Trust Company, N.A. (the "CVR Agreement").	☐	☐	☐
8. To approve the Escrow Agreement by and among the Company, EnCellX and Altheuler Shaham Trusts Ltd.	☐	☐	☐
9. In connection with the CVR Agreement, to approve the related Representative Agreement by and among Mr. Eyal Leibovitz, the Company and EnCellX.	☐	☐	☐
10. To approve (i) an increase of the Company's share capital by NIS 12,000,000,000 ordinary shares, from NIS 500,000,000, to NIS 12,500,000,000 ordinary shares no par value per share; (ii) a change of the Company's name to "Quoin Pharmaceuticals, Ltd." or a similar name approved by the Israeli Companies Registrar; and (iii) a corresponding amendment to the Company's Articles of Association.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Cellect Biotechnology Ltd. to be Held on September 19, 2021 for Holders as of August 19, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on September 15, 2021

PROXY TABULATOR FOR

CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on September 15, 2021)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 19, 2021** at the Special General Meeting of Shareholders of the Company, to be held on **September 19, 2021** at **11:00 a.m. (Israel time)**, at the offices of the Company's attorney, Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903